Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

4D Pharma Announces Private Placement

Company expects to complete merger with Longevity Acquisition Corporation and its American Depositary Shares to be admitted to trading on NASDAQ on 22 March 2021

Leeds, UK, 17 March, 2021 - 4D pharma plc (AIM: DDDD) ("4D" or the "Company"), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announces it has entered into Securities Purchase Agreements with a select group of U.S. and United Kingdom institutional investors and accredited investors to raise, in aggregate, approximately $24.03 million (£17.29 million) in a private placement (the "Fundraising") of new ordinary shares of £0.0025 each (the "Placing Shares") at $1.53 (£1.10) per share (the "Issue Price"). In addition, Duncan Peyton (Chief Executive Officer) and Alex Stevenson (Chief Scientific Officer) intend to subscribe for, in aggregate, $2.0 million (£1.44 million) once the Company has released the results for the year ended 31 December 2020, expected to be on or around 25 March 2021.

The Issue Price represents a discount of 16.3 per cent. to the closing price of £1.315 on 16 March 2021 (being the last practicable trading day prior to release of this Announcement).

The Fundraising is conditional on, among other things, passing of the Resolutions by 4D shareholders at the General Meeting convened for 10:00 a.m. (GMT) on 18 March 2021 (the "General Meeting"), and completion of the merger with Longevity Acquisition Corporation (NASDAQ: LOAC) ("Longevity"), details of which were announced on 22 October 2020 (the "Merger"). Completion of the Merger, with admission of the Placing Shares to trading on AIM, and admission of the Consideration Shares to trading on NASDAQ as 4D American Depositary Shares ("ADSs") is expected to occur on 22 March 2021.

Chardan and Ladenburg Thalmann acted as co-placement agents to the Company in connection with the Fundraising.

“This Fundraising involves a broad range of institutional investors, strengthening our international investor base. Combined with the imminent Merger and listing on NASDAQ expected to occur on 22 March 2021, 4D pharma is in a strong position to continue the development of the Company and its pipeline of Live Biotherapeutics,” said Duncan Peyton, Chief Executive Officer, 4D pharma. “The additional funds that these combined activities deliver will enable 4D pharma to continue the rapid pace of development on our pipeline of Live Biotherapeutics, including lead oncology program, MRx0518 targeting a range of cancers, as well as other therapeutic areas such as neurological conditions. We have a robust line up of milestones set for 2021 and with both our new US institutional support and upcoming NASDAQ listing, we look forward to providing updates from our novel, single-strain LBP programs to our expanded global audience.”

Definitions

Capitalised terms used in this announcement shall, unless defined in this announcement or unless the context provides otherwise, bear the same meaning ascribed to them in the circular posted to 4D shareholders by the Company on 26 February 2021.

Details of the Fundraising

The Fundraising comprises the private placement of 15,713,309 new Ordinary Shares at the Issue Price to raise approximately $24.03 million (£17.29 million) before expenses. The Fundraising is conditional upon, among other things, passing of the Resolutions by 4D shareholders at the General Meeting, completion of the Merger and admission of the Placing Shares to trading on AIM.

A Circular was sent to Shareholders on 26 February 2021 and includes a notice convening a General Meeting on 18 March 2021, to be held at 4D’s corporate headquarters in Leeds, UK.

Application has been made to the London Stock Exchange for the Placing Shares to be admitted to trading on AIM (“Admission”). It is expected that Admission will become effective at 8.00 a.m. (GMT) on 22 March 2021.

Director participation in the Fundraising

Certain Directors have confirmed to the Board that they wish to participate in the Fundraising, however as the Company is intending to release the results for the year ended 31 December 2020 on or around 25 March 2021, the Directors are currently in a closed period and are prohibited from such participation. Accordingly, immediately following the publication of those results, Duncan Peyton and Alex Stevenson intend to subscribe for new Ordinary Shares, in each case at the Issue Price (together the “Subscriptions”). Mr Peyton and Dr Stevenson intend to subscribe for, in aggregate, $2.0 million (£1.44 million).

The Subscriptions, if made, will constitute related party transactions for the purposes of the AIM Rules for Companies and the Independent Directors of 4D will be obliged to consider whether the terms of the related party transactions are fair and reasonable insofar as the shareholders of the Company are concerned, having consulted with the Company’s nominated adviser, N+1 Singer, before the Subscriptions are entered into. A further announcement will be made in due course.

Use of Proceeds

The proceeds from the Fundraising will be used primarily:

•	to advance the expanded Part B of the ongoing Phase I/II combination study of MRx0518 and Keytruda® to completion; enrolment is currently expected to complete in Q4 2021;
•	to continue engagement with the FDA in 2021 to discuss the development and approval pathway for MRx0518 in combination with an ICI in patients with solid tumours and secondary resistance to prior ICI therapy;
•	to investigate the efficacy of MRx0518 in additional cancer patient groups, treatment settings, and as part of additional combination therapies, including an ongoing Phase I trial in pancreatic cancer;
•	to commence a fourth clinical trial of MRx0518 in combination with ICI Bavencio® as a first-line maintenance therapy for urothelial carcinoma, expected to commence in 2021;
•	to evaluate designs for a potential first-in-human clinical trial of MRx0029 in-patient clinical trial in neurodegenerative diseases such as Parkinson’s disease;
•	to continue to advance the vaccines discovery program in collaboration with MSD;
•	to complete a Phase II trial of MRx-4DP0004 to prevent or reduce the hyper-inflammatory response in hospitalized patients with COVID-19;
•	to complete ongoing Phase I/II study of MRx-4DP0004 in poorly controlled asthma in combination with existing long-term maintenance therapy; and
•	for general corporate purposes.

The Board expects that the resulting proceeds of the Fundraising will extend 4D's cash runway into Q2 2022.

Total Voting Rights

Following the issue of the Placing Shares and the Transaction Shares to be issued in connection with the Merger, 4D’s enlarged issued share capital will comprise 178,330,363 Ordinary Shares. The total number of voting rights in the Company will be 178,330,363. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority.

Registration Rights

The Placing Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. Pursuant to the Securities Purchase Agreements, the Company has agreed to register the Placing Shares for resale under the Securities Act. Pursuant to the Securities Purchase Agreements, the Company will prepare and file a registration statement with the Securities and Exchange Commission within 30 days of the Fundraising closing date (the “Filing Deadline”) and has agreed to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, but in any event, no later than 60 days after the Filing Deadline, or 120 days if the registration statement is subject to a full review by the Securities and Exchange Commission.

Non-Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Placing Shares, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Duncan Peyton.

About 4D pharma

Founded in February 2014, 4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programmes, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumours, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumours, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, a Phase II study of MRx-4DP0004 in patients hospitalised with COVID-19, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programmes include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com.

Contact Information:

4D pharma plc

Investor Relations: ir@4dpharmaplc.com

N+1 Singer - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / Iqra Amin / James Fischer (Corporate Finance)

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson / Phil Walker

Stern Investor Relations, Inc. +1-212-362-1200

Julie Seidel Julie.seidel@sternir.com

Image Box Communications +44 (0)20 8943 4685

Neil Hunter / Michelle Boxall

neil@ibcomms.agency / michelle@ibcomms.agency

DEFINITIONS

The following definitions apply throughout this Announcement, unless the context requires otherwise.

“Admission”	admission of the Placing Shares to trading on AIM, in accordance with Rule 6 of the AIM Rules;
"ADSs"	American Depositary Shares, each of which represents 8 new Ordinary Shares, proposed to be issued pursuant to the Merger, to be registered and issued by JP Morgan Chase Bank, N.A.;
“AIM”	a market operated by London Stock Exchange plc;
“AIM Rules”	the AIM Rules for Companies as published by London Stock Exchange from time to time;
“Announcement”	this announcement;
“Board” or “Directors”	the board of directors of the Company;
"Chardan"	Chardan Capital Markets, LLC;
“Circular"	the circular published on 26 February 2021 in connection with the Merger and containing notice of the General Meeting;
“Company” or “4D”	4D pharma plc, a company incorporated in England & Wales and with registered number (08840579);
“FCA”	the Financial Conduct Authority;
“Fundraising”	the placing of the Placing Shares at the Issue Price;
“General Meeting”	the general meeting of the Company to be held at 10 a.m. on 18 February 2021;
“Issue Price”	$1.53 (£1.10) per Placing Share;
"Ladenburg Thalmann"	Ladenburg Thalmann & Co. Inc;
"Longevity"	Longevity Acquisition Corporation, a company incorporated in the BVI with registered number 1972601 and having its registered office at Craigmuir Chambers, PO Box 71, Road Town, Tortola, BVI;
“MAR”	Market Abuse Regulation (596/2014) as it applies in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018;
"Merger"	the proposed merger with Longevity, details of which are set out in the Circular;
“Notice of General Meeting”	the notice of the General Meeting set out at the end of the Circular;
“Ordinary Shares”	ordinary shares of £0.0025 each in the capital of the Company;

“Placing Shares”	15,713,309 new Ordinary Shares which are to be placed with certain U.S. and United Kingdom institutional investors and accredited investors pursuant to the Fundraising;
“Resolutions”	the resolutions to be proposed at the General Meeting, details of which are set out in the Notice of General Meeting;
"Securities Purchase Agreements"	the individual securities purchase agreements entered into by the Company with each of the investors participating in the Fundraising
"United States" or "U.S."	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia; and
"Warrants"	the warrants to subscribe for Ordinary Shares at 100 pence per Ordinary Shares allotted pursuant to a Warrant Instrument dated 9 March 2020 to certain 4D shareholders who subscribed for Ordinary Shares in the placing and subscription announced on 18 February 2020.
Exchange Rate: £1:$1.39

KEY STATISTICS

Number of Ordinary Shares as at the date of this announcement	131,566,524
Number of Warrants in issue as at the date of this announcement	21,893,687
Number of Transaction Shares to be issued	31,050,530
Number of Ordinary Shares per ADS	8
Number of Placing Shares	15,713,309
Maximum number of Ordinary Shares to be allotted upon exercise of all New Warrants(1)	26,690,136
Proceeds of the Fundraising (before expenses)	$24.03 million (£17.29 million)
Enlarged Issued Share Capital (following completion of the Merger and the Fundraising)	178,330,363
Placing Shares as a percentage of the Enlarged Issued Share Capital	8.81%

(1) This number includes all shares to be issued upon exercise of all new warrants to be issued in connection with the Merger.

Forward-Looking Statements

This announcement contains "forward-looking statements." All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding of the completion of, and timing for completion of the Fundraising, the completion of, and timing for completion of the Merger with Longevity, use of proceeds, and the Company’s LBP programs and pipeline are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company's current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company's forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company's business, including the risks of failure to obtain shareholder approvals for the transactions and in the closing of the Merger and the PIPE Investment and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

4D's shareholders can obtain a copy of the Circular from the Company's website at https://www.4dpharmaplc.com.

Additional Information about the Transaction and Where to Find it

This press release is being made in respect of a proposed business combination involving 4D Pharma and Longevity. Following the announcement of the proposed business combination, 4D Pharma filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC which was declared effective on February 25, 2021. This press release does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Registration Statement includes a prospectus with respect to 4D Pharma’s ordinary shares and ADSs to be issued in the proposed transaction and a proxy statement of Longevity in connection with the merger. The proxy statement/prospectus has been mailed to the Longevity shareholders on or about February 26, 2021. 4D Pharma and Longevity also plan to file other documents with the SEC regarding the proposed transaction.

This press release is not a substitute for any prospectus, proxy statement or any other document that 4D Pharma or Longevity may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and, when they become available, any other relevant documents that will be filed with the SEC carefully and in their entirety because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC without charge, at the SEC’s website (www.sec.gov) or by calling +1-800-SEC-0330.

Participants in the Solicitation

Longevity and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Longevity’s shareholders with respect to the proposed transaction. Information regarding Longevity’s directors and executive officers is available in its annual report on Form 10-K for the fiscal year ended February 29, 2020, filed with the SEC on April 30, 2020. Additional information regarding the participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests is contained in the Registration Statement.

4D and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Longevity in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the Registration Statement.